TRACTORS AND FARM EQUIPMENT LIMITED

No. 35 Nungambakkam High Road

Chennai, India 600034

November 22, 2024

BY EMAIL, HAND DELIVERY AND OVERNIGHT MAIL

AGCO Corporation

4205 River Green Parkway

Duluth, Georgia 30096

Attn:	Roger N. Batkin
Senior Vice President, General Counsel, Chief ESG Officer, and Corporate Secretary

Re: Submission of Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for the 2025 Annual Meeting of Stockholders of AGCO Corporation

Dear Mr. Batkin:

Tractors and Farm Equipment Limited, a corporation organized under the laws of the Republic of India (“TAFE”), is submitting the proposal attached hereto as Exhibit A (the “Proposal”) pursuant to Rule 14a-8 (“Rule 14a-8”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be included in the proxy statement of AGCO Corporation, a Delaware corporation (the “Company”), for its 2025 annual meeting of stockholders (including any postponements, adjournments, continuations or reschedulings thereof, or any other meeting held in lieu thereof, the “2025 Annual Meeting”).

As of the date hereof, TAFE is the beneficial owner of 12,150,152 shares of the Company’s common stock, par value $0.01 per share (the “Shares”) and has full power and authority to submit the Proposal. As of the date hereof, TAFE confirms that it (i) has continuously held at least $25,000 in market value of the Shares which are entitled to be voted on the Proposal for at least one year, as evidenced by TAFE’s Schedule 13D and the amendments thereto filed by TAFE and certain affiliates1, which are attached hereto as Exhibit B, pursuant to Rule 14a-8(b)(2)(ii)(B), and (ii) intends to and will continue to hold at least $25,000 in market value in Shares which are entitled to be voted on the Proposal through the date of the 2025 Annual Meeting.

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1 TAFE’s original Schedule 13D filed with the SEC on April 9, 2013 reporting its beneficial ownership position in the Company is also available at:

https://www.sec.gov/Archives/edgar/data/1525527/000095015713000143/sc13d.htm. TAFE also intends to file an amendment to the Schedule 13D disclosing TAFE’s submission of the Proposal. However, such amendment will not be filed until after the submission of such Proposal. Accordingly, a copy of such Schedule 13D amendment is not attached to this letter, but can be viewed at www.sec.gov once it is filed with the SEC.

TAFE hereby confirms that its representatives are available to meet with the Company via teleconference no less than ten (10) calendar days, nor more than thirty (30) calendar days, after submission of the Proposal.

Representatives of TAFE will be available to meet with the Company to discuss the Proposal on the following dates and at the following times:

• December 9, 2024, between 9:00 a.m. and 11:00 a.m. EST

• December 12, 2024, between 9:00 a.m. and 11:00 a.m. EST

• December 16, 2024, between 9:00 a.m. and 11:00 a.m. EST

• December 18, 2024, between 9:00 a.m. and 11:00 a.m. EST

Should these times or dates not work for the Company, TAFE is prepared to meet with the Company when it is available, and requests that the Company send dates and times it is available to meet, as necessary.

Mr. P Krishnamurthy, a representative of TAFE, can be reached by email at [personal information redacted] to schedule a meeting. TAFE would appreciate that copies of all written notices and other written or electronic communications (which shall not constitute notice) be sent to Mr. P Krishnamurthy at the above email address.

TAFE’s representatives will appear in person or by proxy to present the Proposal at the 2025 Annual Meeting.

* * *

This notice is submitted in accordance with Rule 14a-8 under the Exchange Act. TAFE will assume the Proposal will be included in the Company’s proxy material for the 2025 Annual Meeting unless advised otherwise in writing (with a copy to its counsel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019, Attention: Andrew Freedman, Esq., telephone (212) 451-2250, email: AFreedman@olshanlaw.com, facsimile (212) 451-2222).

Sincerely,

TRACTORS AND FARM EQUIPMENT LIMITED

By:	/s/ C.P. Sounderarajan
	Name:	C.P. Sounderarajan
	Title:	Company Secretary

cc: Andrew Freedman, Olshan Frome Wolosky LLP

Exhibit A

(Proposal)

Shareholder Proposal for an Independent Board Chair

RESOLVED: Shareholders request that AGCO’s Board of Directors adopt a policy, and amend the governing document as necessary, to require that the Chair of the Board be an independent director whenever possible. The policy may provide that (i) if a Chair at any time ceases to be independent, the Board shall replace the Chair with a new, independent, Chair within a reasonable time, and (ii) the policy shall apply prospectively so as not to violate any contractual obligation existing at its adoption.

Supporting Statement:

The CEO of AGCO is also the Board Chair. While this structure may be effective for some companies, we believe that, at AGCO, the combined role of CEO and Chair has failed to serve the best interest of shareholders and resulted in inadequate oversight of management and the Company, leading to suboptimal strategic and capital allocation decisions and underperformance, as evidenced by the following:

•	Weak Strategy and Performance: AGCO has delivered weaker than expected sales for five successive quarters. The Company’s revenue growth and margin improvement have trailed peers since 2021, and its operating margin continues to be the lowest among its competitors. Management’s consistent financial outlook cuts reflect its inability to foresee the cyclical downturn or respond in the face of reduced demand.

•	Unsuccessful Acquisitions: AGCO has been overly dependent on acquisitions that have failed to deliver returns or growth. Management’s inability to integrate acquisitions has led to significant write-offs, including AGCO’s sale of the majority of its Grain & Protein business (resulting in losses amounting to at least $670.6 million).[2]

•	Missed Market Opportunities: AGCO has consistently lost market share in key markets that are core to its current strategy and its niche strategy has proven ineffective across industry cycles, demonstrating inadequate oversight from the Board. Given the critical importance of successfully executing on PTx Trimble, AGCO’s largest investment, enhanced Board oversight to ensure management accountability is crucial.

•	Ineffective Governance Structure: It is clear to us that AGCO’s current governance structure has stifled accountability and strategic rigour, with the individual responsible for evolving and executing AGCO’s strategy also leading governance and oversight. The Company’s Lead Director has been no substitute for an independent Board Chair, and, in our view, the combined Chair and CEO structure has exaggerated poor decision-making and hindered strategic execution, leaving shareholders stunted by poor capital allocation, weakened competitive positioning and a lack of operational expertise to weather the impacts of the commodity cycle.

An independent Chair would help ensure the Board provides robust oversight and strategic guidance, enabling AGCO to respond effectively to competitive pressures, capitalize on strategic opportunities and better navigate future market cycles.

We urge shareholders to vote FOR this proposal to enhance Board accountability and protect shareholder value by requiring the Chair of the Board to be an independent director.

 ___________

 2 Company SEC filings

Exhibit B

(Ownership Evidence)

TAFE’s Schedule 13D/A, filed with the SEC on March 2, 2021, and each subsequent amendment

[Omitted.]